Exhibit 2.1

SALE AGREEMENT

DATED AS OF

DECEMBER 31, 2012

BY AND AMONG

THIRD COAST TOWING, LLC,

THE SELLING MEMBERS,

AND

HIGH SIERRA TRANSPORTATION, LLC

TABLE OF CONTENTS

ARTICLE I	DEFINITIONS	1
1.1	Definitions	1
1.2	Rules of Construction	10

ARTICLE II	AND SALE	11
2.1	Sale and Closing	11
2.2	Working Capital Adjustment	12
2.3	Consideration Allocation	13
2.4	Tax Treatment of Towing Purchase	14
2.5	Withholding	14

ARTICLE III	[INTENTIONALLY BLANK]	14

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF SELLING MEMBERS	14
4.1	Organization; Qualification	14
4.2	Authority; No Violation; Consents and Approvals	14
4.3	Capitalization	15
4.4	Financial Statements	16
4.5	Undisclosed Liabilities	16
4.6	Compliance with Applicable Laws; Permits	16
4.7	Certain Contracts and Arrangements	16
4.8	Legal Proceedings	18
4.9	Environmental Matters	18
4.10	Properties	19
4.11	Condition and Sufficiency of Assets	20
4.12	Insurance	20
4.13	Tax Matters	20
4.14	Employment and Benefits Matters	22
4.15	Books and Records	25
4.16	No Changes or Material Adverse Effects	25
4.17	Regulation	25
4.18	Energy Regulatory Matters	25
4.19	Intellectual Property	26
4.20	Customers and Suppliers	26
4.21	Bank Accounts	26
4.22	Brokers’ Fees	26
4.23	Certain Business Relationships between Towing and its respective Affiliates	26
4.24	Status of Selling Members, Enforceability, Conflicts, Consents, Title	27

ARTICLE V	REPRESENTATIONS AND WARRANTIES OF PURCHASER	27
5.1	Organization; Qualification	27
5.2	Authority; No Violation; Consents and Approvals	28
5.3	Brokers’ Fees	28
5.4	Legal Proceedings	28

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ARTICLE VI	ADDITIONAL AGREEMENTS, COVENANTS, RIGHTS AND OBLIGATIONS	29
6.1	[Intentionally Blank]	29
6.2	[Intentionally Blank]	29
6.3	Reasonable Efforts; Further Assurances	29
6.4	[Intentionally Blank]	29
6.5	Expenses	29
6.6	Tax Matters	29
6.7	Restrictive Legends	32
6.8	Distribution Waiver	32
6.9	Securities Restrictions	33

ARTICLE VII	INDEMNIFICATION	33
7.1	Survival	33
7.2	[Intentionally Blank]	33
7.3	Selling Members Agreement to Indemnity	33
7.4	Purchaser’s Agreement to Indemnify	35
7.5	Indemnification Procedures	35
7.6	Exclusive Remedies	36
7.7	Recourse	36

ARTICLE VIII	MISCELLANEOUS	37
8.1	Notices	37
8.2	Governing Law; Jurisdiction; Waiver of Jury Trial	38
8.3	Entire Agreement; Amendments and Waivers	38
8.4	Binding Effect and Assignment	39
8.5	Severability	39
8.6	Counterparts	39

ARTICLE IX	REPRESENTATIVE	39
9.1	Appointment	39
9.2	Authorization	39
9.3	Irrevocable Appointment	40
9.4	Resignation	40
9.5	Purchaser’s Reliance	41

ii

EXHIBITS

Exhibit A	Form of Accredited Investor Questionnaire
Exhibit B	Form of Escrow Agreement
Exhibit C	Form of Non-Competition Agreement
Exhibit D	Form of Seller Guaranty
Exhibit E	Form of Call Agreement
Exhibit F	Form of Selling Member Release

iii

SALE AGREEMENT

THIS SALE AGREEMENT (this “Agreement”) dated as of December 31, 2012 (the “Execution Date”), is entered into by and among Third Coast Towing, LLC, a Texas limited liability company (“Towing” or the “Acquired Company”), Jeff Kirby, an individual (“Mr. Kirby”), James E. Rudellat, an individual (“Mr. Rudellat”), Jane G. Helm (“Ms. Helm”, and together with Mr. Rudellat and Mr. Kirby, the “Selling Members”), and High Sierra Transportation, LLC, a Colorado limited liability company (“Purchaser”).

RECITALS:

WHEREAS, Towing is engaged in the business of transporting petroleum and fertilizer products by commercial barge or similar carriers (the “Towing Business” or the “Business”);

WHEREAS, Mr. Kirby owns 86.4% of the issued and outstanding membership interests of Towing (the “Kirby Interests”);

WHEREAS, Mr. Rudellat owns 6.8% of the issued and outstanding membership interests of Towing (the “Rudellat Interests”);

WHEREAS, Ms. Helm owns 6.8% of the issued and outstanding membership interests of Towing (the “Helm Interests”, and together with the Rudellat Interests and the Kirby Interests, the “Transferred Interests”);

WHEREAS, the Transferred Interests represent all of the issued and outstanding membership interests of Towing;

WHEREAS, each Selling Member wishes to transfer, assign, sell and convey, and Purchaser wishes to purchase and acquire, all of the Transferred Interests owned by such Selling Member, free and clear of all Encumbrances;

NOW, THEREFORE, in consideration of the premises set forth above and the respective representations, warranties, covenants, agreements and conditions contained in this Agreement, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
DEFINITIONS

1.1                               Definitions.  In this Agreement, unless the context otherwise requires, the following terms shall have the following respective meanings:

“Accounts Receivable” means all present and future rights to payment for goods or services rendered whether or not earned by performance, including, without limitation, all accounts or notes receivable.

“Accredited Investor Questionnaire” means that certain Accredited Investor Questionnaire in the form attached hereto as Exhibit A.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the Person in question.  As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Affiliated Group” means a group of Persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, unitary group, or other group recognized by applicable Tax Law.

“Agreement” has the meaning set forth in the Preamble.

“Business” has the meaning set forth in the Recitals hereto.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of New York shall not be regarded as a Business Day.

“Calculation Date” means the end of the Business Day immediately preceding the Closing Date.

“Call Agreement” means that certain Call Agreement between Jeff Kirby and NGL in the form attached hereto as Exhibit E.

“Cap” means $4,300,000.

“Closing” has the meaning set forth in Section 2.1.

“Closing Date” has the meaning set forth in Section 2.1.

“Closing Indebtedness Pay-Off Amount” means the aggregate Indebtedness of the Acquired Company outstanding as of the Closing including, without limitation, such Indebtedness  reflected in executed pay-off letters from the holders of such Indebtedness in form and substance satisfactory to Purchaser.

“COBRA” means the provisions for the continuation of health care enacted by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA, and the rules and regulations promulgated thereunder.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” shall mean any Contract between a Person and a labor organization.

“Contracts” means all contracts, leases, subleases, arrangements, commitments and other agreements, whether written or oral, including, without limitation, all license agreements,

customer agreements, vendor agreements, purchase orders, installation and maintenance agreements, computer software licenses, hardware lease or rental agreements.

“Damages” has the meaning set forth in Section 7.2(a).

“Deductible” has the meaning set forth in Section 7.3(b)(ii).

“Disclosure Schedules” means, collectively, the Towing Disclosure Schedules and the Purchaser Disclosure Schedules.

“Employee Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA), any plans that would be “employee benefit plans” if they were subject to ERISA (such as foreign plans and plans for directors), and any equity or equity-based compensation, change-in-control, incentive, employee loan, deferred compensation, pension, profit-sharing, retirement, bonus, retention bonus, severance and other employee benefit, compensation or fringe benefit plan, agreement, program, policy, practice, understanding or other arrangement, regardless of whether subject to ERISA (including any funding mechanism now in effect or required in the future), whether formal or informal, oral or written, legally binding or not, which is maintained by, sponsored by or contributed to by or obligated to be contributed to by the entity in question for the benefit of such entity’s current or former employees, directors, officers or independent contractors, or with respect to which the entity in question has any obligation or liability, whether secondary, contingent or otherwise, including by reason of having an ERISA Affiliate.

“Employment Agreement” means any Contract to which any Person is a party with a natural person (whether as an employee, director or consultant), which provides for compensation for such Person’s services, other than (i) standard offer letters providing only for at-will employment or (ii) any Contract that is terminable upon 30 days or less notice without liability to the employer entity or service recipient or any Affiliate of the employer entity or service recipient.

“Encumbrances” means pledges, restrictions on transfer, proxies and voting or other agreements, liens, claims, charges, mortgages, security interests or other legal or equitable encumbrances, limitations or restrictions of any nature whatsoever.

“Environmental Laws” means any applicable Law (including common law) regulating or prohibiting Releases of Hazardous Materials into any part of the workplace or the environment, relating to the generation, manufacture, processing, distribution, use, treatment, storage, transport, or disposal of Hazardous Materials, or pertaining to the prevention of pollution or remediation of contamination or the protection of natural resources, wildlife, the environment, or public or employee health and safety including the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. Section 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. Section 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. Section 6901 et seq.), the Clean Water Act (33 U.S.C. Section 1251 et seq.), the Clean Air Act (42 U.S.C. Section 7401  et seq.), the Toxic Substances Control Act (15 U.S.C. Section 2601 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. Section 2701 et seq.), the Atomic Energy Act of 1954 (42 U.S.C. Section 2014 et seq.), the Federal Insecticide, Fungicide, and

Rodenticide Act (7 U.S.C. Section 136 et seq.), and the Occupational Safety and Health Act (29 U.S.C. Section 651 et seq.), and any analogous international treaties, national, provincial, state or local statutes, and the regulations promulgated pursuant thereto, as such laws have been amended as of the Closing Date.

“Equipment and Improvements” means facilities and structures, buildings, installations, fixtures, improvements, betterments, additions, spare parts, stores, supplies, fuel and lubes, machinery, equipment, cranes, forklifts, platforms, vehicles, trucks, chassis, generators, containers, spare tires and parts, tools, appliances, furniture, office furniture, fixtures, office supplies and office equipment, computers, computer terminals and printers, computer software, telephone systems, telecopiers and photocopiers, and other tangible personal property of every kind and description.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of an entity means a corporation, trade, business, or entity under common control with such entity, within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Escrow Agreement” means that certain Escrow Agreement among the Escrow Agent, the Purchaser and the Representative in the form attached hereto as Exhibit B.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Execution Date” has the meaning set forth in the Preamble.

“FERC” means the Federal Energy Regulatory Commission.

“Final Net Working Capital” has the meaning set forth in Section 2.3(a).

“Financial Statements” means the Towing Financial Statements.

“GAAP” has the meaning set forth in Section 1.2(c).

“Governmental Authorization” has the meaning set forth in Section 3.2(c).

“Governmental Entity” means any (a) multinational, federal, national, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, administrative agency, board or bureau, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing, in each case, that has jurisdiction or authority with respect to the applicable party.

“Hart-Scott-Rodino Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Hazardous Material” means and includes any substance defined, designated or classified as a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant or toxic substance under any Environmental Law, including any petroleum or petroleum products, by products or derivatives thereof.

“Indebtedness” means (i) indebtedness of the Acquired Company for money borrowed (including any accrued prepayment penalties, fees, premiums or expenses with respect thereto payable at the Closing); (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which the Acquired Company is responsible or liable (including derivative financial instruments such as foreign currency contracts and interest rate swaps, letters of credit and performance or surety bonds), including the current portion of such indebtedness; (iii) all obligations of the Acquired Company under leases required to be capitalized in accordance with GAAP; (iv) all obligations of the type referred to in clauses (i) through (iii) of any Persons for the payment of which any Acquired Company is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (iv) all obligations of the type referred to in clauses (i) through (iii) of other Persons secured by any Lien on any property or asset of the Acquired Company (whether or not such obligation is assumed by the Acquired Company).

“Indemnified Party” means each Person entitled to indemnification in accordance with Article VII.

“Indemnified Towing Taxes” means any of the following Taxes of Towing (in each case, whether imposed, assessed, due or otherwise payable directly, as a successor or transferee, jointly and/or severally, pursuant to a Contract or other agreement entered into (or assumed) by Towing on or prior to the Closing Date, or for any other reason and whether disputed or not):

(a)         all Taxes of Towing for any Pre-Closing Tax Period, or the portion of any Straddle Period ending on the Closing Date, to the extent such Taxes were not included as a current liability in the computation of Final Towing Net Working Capital, as finally determined;

(b)         all Taxes for which Towing is liable (including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. Laws) as a result of being a member of (or leaving) an Affiliated Group on or before the Closing Date;

(c)          all Taxes resulting from (i) a breach of a representation or warranty contained in Section 4.13 (Tax Matters) or Section 4.14 (Employment and Benefit Matters) (in each case construed as if they were not qualified by “knowledge,” “material,” “Material Adverse Effect” or similar language) or (ii) a breach of a covenant or other agreement of any Selling Member related to Tax matters;

(d)         all Taxes for which Towing is liable as a result of transferee liability, successor liability, joint and several liability, contractual liability or otherwise, in each case, that is attributable to an event or transaction occurring on or before the Closing Date; and

(e)          any and all Transfer Taxes described in Section 6.6(b).

“Indemnifying Party” means each Person from whom indemnification may be required in accordance with Article VII.

“Indemnity Notice” has the meaning set forth in Section 7.5(b).

“Independent Contractor” means an individual (other than a Related Employee), not a business organization, who provides services primarily for the benefit of a Person.

“Insurance Policy” has the meaning set forth in Section 4.12.

“Intellectual Property” means patents, trademarks, service marks, trade names, copyrights, trade secrets, know-how, and inventions, and similar rights, and all registrations of, applications for, and other rights with respect to any of the foregoing.

“Inventories” means all inventories,  raw materials, packaging, service parts, supplies, work-in-process and finished goods and any and all other inventories.

“Knowledge” means knowledge of Jeff Kirby, Jane Helm, and James E. Rudellat after due inquiry and reasonable investigation.

“Laws” means all statutes, regulations, statutory rules, orders, judgments, decrees and terms and conditions of any grant of approval, permission, authority, permit or license of any court, Governmental Entity, statutory body or self-regulatory authority.

“Leased Real Property” has the meaning set forth in Section 4.10(b).

“Liability” means any liability, debt, loss, damage, adverse claim, or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), including any liability for Taxes and including all costs and expenses (including attorneys fees and costs of investigation) relating thereto.

“Material Adverse Effect” means, with respect to any given Person, any event, occurrence, fact, condition, change, development or effect, individually or in the aggregate, that has had or is reasonably likely to result in a material and adverse effect on the business, assets, financial condition or results of operations of such Person.

“Material Agreements” has the meaning set forth in Section 4.7(a).

“Net Working Capital Closing Statement” has the meaning set forth in Section 2.2(a).

“NGL” means NGL Energy Partners L.P., a Delaware limited partnership.

“NGL Units” means the common units of NGL issued pursuant to the Call Agreement.

“Non-Competition Agreement” means that certain Non-Competition Agreement in the form attached hereto as Exhibit C.

“Notice” has the meaning set forth in Section 9.1.

“Ownership Percentage” means, with respect to each Selling Member, the percentage set forth next to such Selling Member’s name on Schedule 2.1(a).

“Partnership Returns” has the meaning set forth in Section 6.6(c)(i).

“Party” or “Parties” means any party to this Agreement.

“Permits” has the meaning set forth in Section 4.6(b).

“Permitted Encumbrances” means (a) Encumbrances for Taxes not yet due and payable that have been fully reserved on the books of Towing or being contested in good faith by appropriate proceedings and, in each case, are disclosed on Section 4.8 of the Towing Disclosure Schedules, (b) statutory Encumbrances (including materialmen’s, warehousemen’s, mechanic’s, repairmen’s, landlord’s, and other similar liens) arising in the ordinary course of business and securing payments not yet delinquent or being contested in good faith by appropriate proceedings, (c) Encumbrances of public record (other than for indebtedness for borrowed money), (d) restrictive covenants, easements, rights of way, defects, imperfections or irregularities of title and other similar encumbrances entered into in the ordinary course of business, which (i) do not materially detract from the value of the Real Property, (ii) do not materially interfere with either the present or intended use of such property and (iii) do not individually or in the aggregate interfere with the conduct of the business of such Person, and (e) purchase money Encumbrances and Encumbrances securing rental payments under capital lease arrangements.

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, association, trust, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, regardless of whether having legal status.

“Pre-Closing Tax Period” means any Tax period (or portion of a period) ending on or before the Closing Date.

“Pre-Closing Tax Returns” has the meaning set forth in Section 6.6(c)(i).

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Closing Deliverables” has the meaning set forth in Section 2.1(c).

“Purchaser Indemnified Parties” has the meaning set forth in Section 7.2(a).

“Purchaser Prepared Returns” has the meaning set forth in Section 6.6(c)(ii).

“Real Property Leases” means all leases, lease guaranties, subleases, licenses, easements, rights-of-way, and agreements, whether written or oral, for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property, including all amendments, terminations and modifications thereof and all subordination, non-disturbance and attornment agreements and estoppel certificates with respect thereto.

“Referee” has the meaning set forth in Section 2.2(a).

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, burying, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping or disposing into the environment.

“Representative” means Jeff Kirby.

“Rights-of-Way” has the meaning set forth in Section 4.10(e).

“SEC” means the Securities Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Selling Members” has the meaning set forth in the Preamble.

“Selling Members Release” means that certain Release in the form attached hereto as Exhibit F.

“Seller Prepared Returns” has the meaning set forth in Section 6.6(c)(i).

“Short-Term Agreement” means any Contract entered into in the ordinary course of business that either (i) has a stated term that is no longer than twelve months, or (ii) may be terminated without cause or penalty by any party thereto upon giving 45 days (or less) written notice to the other party.

“Straddle Period” means any Tax period that includes, but does not end on, the Closing Date.

“State Regulatory Authority” means any state agency or authority having jurisdiction over the rates, facilities or operations of the Acquired Company or the Business.

“Subsidiary” means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the securities or other interests having by their terms voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly beneficially owned or controlled by such Person or by any one or more of its subsidiaries, or by such Person and one or more of its subsidiaries, or (ii) such Person directly or indirectly is, or beneficially owns or controls a general partner (in the case of a partnership) or a managing member (in the case of a limited liability company).

“Survival Period” has the meaning set forth in Section 7.1.

“Tax” or “Taxes” means any net income, capital gains, gross income, gross receipts, net receipts, sales, use, transfer, ad valorem, value added, franchise, profits, license, capital, withholding, payroll or other employment, estimated, goods and services, severance, excise, stamp, registration, recording, occupation, premium, personal property, real property, unclaimed property, social security, environmental (including Code Section 59A), alternative or add-on, registration, windfall profits or other tax or customs duties or amount imposed by (or otherwise payable to) any Governmental Entity, or any interest, any penalties, additions to tax or additional amounts assessed, imposed, or otherwise due or payable under applicable Laws with respect to taxes, in each case, whether disputed or not.

“Tax Claim” has the meaning set forth in Section 6.6(f)(i).

“Tax Contest” has the meaning set forth in Section 6.6(f)(ii).

“Tax Return” means any return, declaration, report, election, designation, notice, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Texas Courts” has the meaning set forth in Section 8.2.

“Third Party” means any Person other than the Parties or any of their respective Affiliates or any successors and assigns to the foregoing.

“Towing” has the meaning set forth in the Preamble.

“Towing Closing Indebtedness” means the aggregate consolidated Indebtedness of Towing as of the Closing which, in any event, shall be deemed to include (x) the amounts payable owing to Superior Crude Gathering, Inc. (“Superior”) in the aggregate amount of $3,039,706.48; (y) the aggregate purchase price of $4,000,000 owing from Towing to Superior pursuant to the Bill of Sale delivered pursuant to Section 2.1(b) hereof and (z) the amounts payable owing to Jeff Kirby and Jane Helm in the aggregate amounts of $3,061,710 and $306,171, respectively.

“Towing Consideration” has the meaning set forth in Section 2.1(a)(i).

“Towing Consideration Allocation Schedule” has the meaning set forth on Section 2.3.

“Towing Escrow Amount” has the meaning set forth in Section 2.1(a)(iv).

“Towing Financial Statements” has the meaning set forth in Section 4.4.

“Towing Net Working Capital” means, on a consolidated basis for Towing (i) total current assets (excluding cash and cash equivalents, Affiliate receivables and all Tax assets), less (ii) total current liabilities (excluding the current portion of long-term Indebtedness and suspense accounts), in each case calculated in accordance with past practices utilized in preparing the most recent Towing Financial Statements; provided, notwithstanding the foregoing, Inventory shall be valued at cost.

“Towing Unpaid Transaction Expenses” means the aggregate Transaction Expenses of Towing which have not been paid prior to Closing.

“Transaction Documents” means this Agreement and the other documents or agreements delivered in connection with the Closing.

“Transaction Expenses” means, with respect to any Party, the aggregate amount of all out-of-pocket fees and expenses, incurred by, or to be paid by, such Party and its Subsidiaries relating to the negotiation, preparation or execution of this Agreement or any documents or agreements contemplated hereby or the performance or consummation of the transactions contemplated hereby, which shall include (a) any fees and expenses associated with obtaining necessary or appropriate waivers, consents or approvals of any Governmental Entity on behalf of such Party or its Subsidiaries; (b) any fees or expenses associated with obtaining the release and termination of any Encumbrance; (c) all brokers’ or finders’ fees; (d) fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors and experts; and (e) all sale, change of control, “stay-around,” retention, success or similar bonuses, severance or other payments to any Person in connection with or upon the consummation of the transactions contemplated hereby, in all cases, whether payable prior or on the Closing Date or thereafter (and the employer portion of any payroll Taxes associated with any of the foregoing payments).

“Transfer Taxes” means any sales, use, documentary, stamp, registration, recording, transfer, property, ad valorem or similar Taxes and related fees (including any penalties, interest and additions to Tax) imposed on the transfer of the Transferred Interests as contemplated by this Agreement.

“WARN” has the meaning set forth in Section 4.14(k).

1.2                               Rules of Construction.

(a)                                 The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.  Unless otherwise indicated, all references to an “Article” or “Section” followed by a number or a letter refer to the specified Article or Section of this Agreement.  Unless otherwise indicated, all references to an “Exhibit” followed by a letter refer to the specified Exhibit to this Agreement.  The terms “this Agreement,” “hereof,” “herein” and “hereunder” and similar expressions refer to this Agreement (including the Disclosure Schedules and the Exhibits) and not to any particular Article, Section or other portion hereof.

(b)                                 The Disclosure Schedules will be deemed part of this Agreement and included in any reference to this Agreement.  The Disclosure Schedules set forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the Disclosure Schedule relates; provided, however, that any fact or item that is disclosed in any section of the Disclosure Schedules that is reasonably apparent on its face to qualify another representation or warranty set forth herein shall be deemed to be disclosed in such other sections of the Disclosure Schedules, as applicable, notwithstanding the omission of any appropriate cross-reference thereto.

(c)                                  Unless otherwise specifically indicated or the context otherwise requires, (i) all references to “dollars” or “$” mean United States dollars, (ii) words importing the singular shall include the plural and vice versa, and words importing any gender shall include all genders, (iii)  “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation,” and (iv) all words used as accounting terms shall have the meanings assigned to them under United States generally accepted accounting principles as amended from time to time (“GAAP”) applied on a consistent basis.  If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.  Reference to any party hereto is also a reference to such party’s permitted successors and assigns.

(d)                                 The Parties have participated jointly in the negotiation and drafting of this Agreement.  No provision of this Agreement will be interpreted in favor of, or against, any of the Parties by reason of the extent to which any such party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft of this Agreement, and no rule of strict construction will be applied against any party hereto.

ARTICLE II
SALE

2.1                               Sale and Closing.  The closing (the “Closing”) of the transactions contemplated by this Agreement shall be held at the offices of Winston & Strawn LLP, 35 W. Wacker Drive, Chicago, Illinois 60601 on the date hereof commencing at 9:00 a.m., Chicago time, or such other place, date and time as may be mutually agreed upon in writing by Representative and Purchaser.  The “Closing Date,” as referred to herein, shall mean the date of the Closing.

(a)                                 Subject to the terms and conditions of this Agreement, at the Closing, the Selling Members shall sell, assign, convey, transfer and deliver to Purchaser, and Purchaser shall acquire and purchase from the Selling Members, the Transferred Interests, in each case free and clear of all Encumbrances of any kind, in exchange for the following consideration which shall be paid as follows at the Closing:

(i)                                     Selling Members Cash Consideration.  At the Closing, Purchaser shall pay to each Selling Member an aggregate amount in cash equal to (A)(w) $43,000,000 minus (x) the Towing Closing Indebtedness minus (y) the Towing Unpaid Transaction Expenses minus (z) $4,300,000 (the “Towing Escrow Amount”) (collectively, the “Towing Consideration”) times (B) such Selling Member’s Ownership Percentage.

(ii)                                  Towing Escrow Amount.  At the Closing, Purchaser shall cause an aggregate amount equal to the Towing Escrow Amount to be wired to the Escrow Agent in accordance with the Escrow Agreement.

(iii)                               Payment of Indebtedness Pay-Off Amount.  Purchaser shall pay an aggregate amount equal to the Closing Indebtedness Pay-Off Amount to the applicable creditors of Towing.

(b)                                 At Closing, in addition to any other documents to be delivered under other provisions of this Agreement, the Representative shall deliver (or cause to be delivered) the following (collectively, the “Seller Closing Deliverables”):

(i)                                     a completed certificate of each of Selling Member in the form specified in Treasury Regulation Section 1.1445-2(b)(2)(iv) that each Selling Member is not a “foreign person” within the meaning of Section 1445 of the Code;

(ii)                                 a properly completed and duly executed IRS Form W-9 by each Selling Member establishing that each Selling Member is exempt from U.S. back-up withholding;

(iii)                             together duly executed assignments from each Selling Member effectuating the transfer of the Transferred Interests;

(iv)                              the Accredited Investor Questionnaire executed by each Selling Member;

(v)                                 the Non-Competition Agreement executed by each Selling Member;

(vi)                              the Bill of Sale between Towing and Superior Crude Gathering, Inc. relating to the transfer of the barges identified therein to Towing;

(vii)                           the Call Agreement duly executed by each Selling Member;

(viii)                        the Selling Members’ Release;

(ix)                               pay-off letters and lien releases from holders of all Towing Closing Indebtedness, in form and substance satisfactory to Purchaser and, in any event, authorizing the release of any Encumbrances upon payment of the applicable pay-off amount; and

(x)                                  all consents set forth on Section 4.2(c) of the Towing Disclosure Schedule in form and substance satisfactory to Purchaser.

(c)                                  At Closing, in addition to any other documents to be delivered under other provisions of this Agreement, the Purchaser shall deliver the following (or cause to be delivered) (collectively, the “Purchaser Closing Deliverables”):

(i)                                     the cash consideration owing to the Selling Members pursuant to Section 2.1(a); and

(ii)                                 the Call Agreement executed by NGL.

2.2                               Working Capital Adjustment.

(a)                                 Following the Closing, Purchaser shall cause to be prepared a statement of the Towing Net Working Capital as of the Calculation Date (the “Net Working Capital Closing Statement”).  The Net Working Capital Closing Statement shall contain line item detail comparable to the balance sheet included in the most recent Towing Financial Statements with respect to the components of the Towing Net Working Capital as of the Calculation Date.  No later than ninety (90) days following the Closing, Purchaser shall deliver to Representative the Net Working Capital Closing Statement.  The Representative shall have a period of thirty (30) days following its receipt of the Net Working Capital Closing Statement to provide written notice of its objection to the Net Working Capital Closing Statement (which notice shall state the basis for the Representative’s objection).  If, within such thirty (30) day period, the Representative has not given Purchaser written notice of its objection to the Net Working Capital Closing Statement, then the Towing Net Working Capital reflected therein shall be binding and conclusive on the Parties and used in making the adjustment provided for in Section 2.2(b).  If the Representative timely provides any such objection, Representative and Purchaser shall work in good faith to resolve any differences with respect thereto.  If, at the end of a 15-day period from the date of delivery of any objection by Representative there are any matters that remain in dispute, then the remaining matters in dispute shall be submitted to a nationally recognized accounting firm reasonably acceptable to Purchaser and Representative (the “Referee”) within the following five (5) Business Days for resolution.  The Referee shall make a determination with respect to the disputed matters submitted to it and determine the Towing Net Working Capital as of the Calculation Date within 30 days after the objections that remain in dispute are submitted to it.  If any objections are submitted to the Referee for resolution, (i) each Party shall furnish to the Referee such work papers and other documents and information relating to such objections as the Referee may request and are available to that Party (or its independent public accountants) and will be afforded the opportunity to present to the Referee any material relating to the determination of the matters in dispute and to discuss such determination with the Referee; (ii) the determination by the Referee, as set forth in a written notice delivered to each of the Representative and Purchaser by the Referee, shall be calculated in accordance with the past practices utilized in preparing the most recent Towing Financial Statements, and shall be binding and conclusive on the Parties and, absent manifest error, shall constitute an arbitral award that is final, binding and unappealable and upon which a judgment may be entered by a court having jurisdiction thereof; and (iii) the fees and expenses of the Referee shall be borne one-half by the Representative (on behalf of the Selling Members) and one-half by Purchaser.  For the avoidance of doubt, the Referee shall not dispute, absent manifest error, the practices, including subjective elements and management judgments, applied by Purchaser in its calculations so long as such practices are consistent with the past practices of Towing used in the preparation of the most recent Towing Financial Statements.  The final Towing Net Working Capital as of the Calculation Date, as determined in accordance with this Section 2.2(a), is referred to as the “Final Towing Net Working Capital”.

(b)                                 If the Final Towing Net Working Capital is (i) greater than zero, Purchaser shall pay the Representative (for the benefit of the Selling Members pro rata in accordance with their Ownership Allocations) the amount of such excess in cash or (ii) less than zero, the Selling members shall, jointly and severally, promptly pay to the Purchaser the amount of such deficiency; provided, at the sole election of the Purchaser, such deficiency may be paid from the Towing Escrow Amount.

2.3                               Consideration Allocation.  Within sixty (60) days of the determination of the Final Towing Net Working Capital, Purchaser shall provide to the Representative a schedule allocating the Towing Consideration (as adjusted pursuant to Section 2.2(b), and including any Liabilities of Towing) among the assets of Towing (the “Towing Consideration Allocation Schedule”).  The Towing Consideration Allocation Schedule will be prepared in accordance with the applicable provisions of the Code and consistent with the methodologies set forth on Section 2.3 of the Towing Disclosure Schedule.  Purchaser and the Representative shall make appropriate adjustments to the Towing Consideration Allocation Schedule to reflect any adjustments to the Towing Consideration or other relevant items.  Purchaser and the Selling

Members agree for all Tax reporting purposes to report the transactions in accordance with the Towing Consideration Allocation Schedule, as appropriately adjusted.

2.4                               Tax Treatment of Towing Purchase.  The Purchaser and the Selling Members agree that for purposes of classifying the acquisition by Buyer of the interests in Towing, the transaction contemplated by this Agreement is properly viewed for U.S. federal income Tax purposes as though Buyer purchased all of the assets of Towing from the Selling Members in exchange for the applicable purchase price (and other relevant items).

2.5                               Withholding.  Purchaser shall be entitled to deduct and withhold from any amounts payable under this Agreement amounts that Purchaser is required to deduct and withhold under the Code or other provision of any Tax Law.  All amounts withheld shall be treated for all purposes of this Agreement as being timely paid.

ARTICLE III
[INTENTIONALLY BLANK]

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLING MEMBERS

Except as disclosed in the Towing Disclosure Schedule, each Selling Member, jointly and severally,  represents and warrants to the Purchaser as of the date hereof that:

4.1                               Organization; Qualification.

(a)                                 Towing has been duly formed and is validly existing and in good standing under the applicable Laws of its jurisdiction of formation with all requisite power and authority (corporate or otherwise) to own, lease or otherwise hold and operate its properties and assets and to carry on its business as presently conducted.  Towing is duly qualified and in good standing as a foreign entity to do business in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such qualification necessary.

(b)                                 Towing does not have any Subsidiaries.

(c)                                  Towing has heretofore provided to Purchaser complete and correct copies of the operating agreement and certificate of formation of Towing in effect on the date hereof.

4.2                               Authority; No Violation; Consents and Approvals.

(a)                                 Towing has all requisite power and authority (corporate or otherwise) to enter into this Agreement and to carry out its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance by Towing of this Agreement and the consummation of the transactions contemplated hereby, have been duly authorized by all requisite action on the part of Towing, and no other corporate, company, shareholder, partnership or similar proceeding on the part of Towing or any Affiliate thereof is necessary to consummate the transactions contemplated by this Agreement.

(b)                                 This Agreement has been duly executed and delivered by Towing and, assuming the due authorization, execution and delivery hereof by the other Parties, constitutes a legal, valid and binding agreement of Towing, enforceable against Towing in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law)).

(c)                                  Neither the execution and delivery by Towing of this Agreement, nor the consummation by Towing of the transactions contemplated hereby nor the performance by Towing under this Agreement will (a) violate, conflict with or result in a breach of any provision of the operating agreement or certificate of formation of Towing; (b) require any consent, approval, authorization or permit of, registration, declaration or filing with, or notification to, any Governmental Entity (each, a “Governmental Authorization”), other than any Governmental Authorization that may be obtained after the Closing without penalty; (c) other than as set forth on Section 4.2(c) of the Towing Disclosure Schedule, require any consent or approval of any counterparty to, or violate or result in any breach of or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, cancellation, amendment or acceleration of any obligation or the loss of any benefit under, any Contract or Permit; (d) result in the creation of an Encumbrance upon or require the sale or give any Person the right to acquire any of the assets of Towing or restrict, hinder, impair or limit the ability of Purchaser to carry on the Towing Business; or (e) violate or conflict with any Law applicable to Towing or the Towing Business.

4.3                               Capitalization.

(a)                                 All of the issued and outstanding membership interests of Towing are owned by the Selling Members in accordance with the Ownership Percentages.  The Transferred Interests represent all of the issued and outstanding equity interests of Towing.

(b)                                 (i) There are no outstanding options, warrants, subscriptions, puts, calls or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Towing to offer, issue, sell, redeem, repurchase, otherwise acquire or transfer, pledge or encumber any equity interest in Towing; (ii) there are no outstanding securities or obligations of any kind of Towing that are convertible into or exercisable or exchangeable for any equity interest in Towing, and Towing does not have any obligation of any kind to issue any additional securities or to pay for or repurchase any securities; (iii) there are not outstanding any equity appreciation rights, phantom equity, profit sharing or similar rights, agreements, arrangements or commitments based on the value of the equity, book value, income or any other attribute of Towing; (iv) there are no outstanding bonds, debentures or other evidence of indebtedness of Towing having the right to vote (or that are exchangeable for or convertible or exercisable into securities having the right to vote) with the holders of equity interests in Towing on any matter; and (v) except as set forth in the limited partnership agreement for Towing, there are no unitholder agreements, proxies, voting trusts, rights to require registration under securities Laws or other arrangements or commitments to which Towing is a party or by which any of its securities are bound with respect to the voting, disposition or registration of any outstanding securities of Towing.

(c)                                  Towing does not have any outstanding loans or advances or capital contributions to, or investments in, any corporation, partnership or other Person.  Section 4.3(c) of the Towing Disclosure Schedule sets forth any outstanding loans or advances between or among Towing and any Affiliate (including a Selling Member or Towing).

4.4                               Financial Statements.  Attached hereto as Section 4.4 of the Towing Disclosure Schedule are the unaudited financial statements of Towing as of and for the year ended December 31,  2009, 2010 and 2011 and the ten-month period ending October 31, 2012 (collectively, the “Towing Financial Statements”), including all related notes and schedules thereto.  The Towing Financial Statements fairly present in all material respects the financial position of Towing, as of the respective dates thereof, and the results of operations, cash flows and changes in members’ equity of Towing for the periods indicated (in the case of interim financial statements, subject to normal year-end adjustments and the absence of financial footnotes), have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except, in the case of interim financial statements, for normal and recurring year-end adjustments).

4.5                               Undisclosed Liabilities.  Towing does not have any Liability that is not shown on or provided for in the Towing Financial Statements, other than Liabilities incurred or accrued in the ordinary course consistent with past practice since January 1, 2012 and reflected in the calculation of Towing Net Working Capital pursuant to Section 2.3.

4.6                               Compliance with Applicable Laws; Permits.  Other than as set forth on Section 4.6 of the Towing Disclosure Schedules:

(a)                                 Towing is in compliance in all material respects with all applicable Laws.  Towing has not received any written communication from a Governmental Entity that alleges that Towing or the Towing Business is not in compliance in any material respect with any applicable Laws that has not been resolved to the satisfaction of such Governmental Entity.

(b)                                 Towing is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders (collectively, the “Permits”) necessary to own, lease and operate its properties and to lawfully carry on the Towing Business as it is now being conducted.  All Permits are in full force and effect, and Towing has not received written notice that such Permits will not be renewed in the ordinary course after Closing.  Towing is not in default or violation in any material respect with any of the Permits.

4.7                               Certain Contracts and Arrangements.

(a)                                 Section 4.7(a) of the Towing Disclosure Schedule sets forth a true and complete list, as of the date hereof, of the following Contracts (including currently effective amendments and modifications thereto) to which Towing is a party, by which any of its properties are bound or that relate to the conduct of the Towing Business (collectively, the “Material Agreements”):

(i)                                    transportation agreements involving payments of at least $25,000 per year (other than Short-Term Agreements);

(ii)                                Contracts, or a group of related Contracts with the same party, for the purchase, sale or distribution of equipment, supplies, products or services, under which the undelivered balance of such equipment, supplies, products or services has a price in excess of $25,000;

(iii)                             Contracts, loan agreements, letters of credit, repurchase agreements, mortgages, security agreements, guarantees, pledge agreements, trust indentures, promissory notes, lines of credit and similar documents in each case relating to the borrowing of money or for lines of credit;

(iv)                              real property leases;

(v)                                 partnership or joint venture agreements;

(vi)                              Contracts limiting the ability to compete in any line of business or with any Person or in any geographic area;

(vii)                           Contracts relating to any outstanding commitment for capital expenditures in excess of $25,000;

(viii)                        (A) Collective Bargaining Agreements and other Contracts with any labor union or organization, (B) Employment Agreements and (C) the Plans;

(ix)                              Contracts not entered into in the ordinary course of the Towing Business;

(x)                                 Contracts for the acquisition or disposition of real property, capital stock or other businesses;

(xi)                              Contracts providing for indemnification of any officer or director;

(xii)                           agency, distributor, dealer, sales, marketing or similar agreements or arrangements with any Person; and

(xiii)                      Contracts not otherwise disclosed in (i) — (xii) above that are currently in effect and are material to the Towing Business (excluding Short-Term Agreements that are not required to be disclosed pursuant to Sections 4.7(a)(i) above).

(b)                                 Except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), and provided that any indemnity, contribution and exoneration provisions contained in any such Material Agreement may be limited by applicable Laws and public policy, each of the Material Agreements (i) constitutes the legal, valid and binding obligation of Towing enforceable against Towing in accordance with its terms, (ii) is in full force and effect as of the date hereof and (iii) will be in full force and effect upon the consummation of the transactions contemplated by this Agreement.

(c)                                  There is not under any such Material Agreement any default or event, that, with notice or lapse of time or both, would reasonably be expected to constitute a default on the part of any of the parties thereto, except such events of default and other events as to which requisite waivers or consents have been obtained.

(d)                                 Towing has not (i) received written notice of, and there has not occurred, any breach of or violation or default under any Material Agreement or any condition which with the passage of time or the giving of notice or both would result in such a violation or default under any Material Agreement, or (ii) received written notice of the desire of the other party or parties to any such Material Agreement to exercise any rights such party has to cancel, terminate, renegotiate or repudiate such contract or exercise remedies thereunder.

(e)                                  True and complete copies of all such Material Agreements have been delivered to Purchaser by Towing.

4.8                               Legal Proceedings.  (a) There are no pending, or, to the Knowledge of Towing, threatened, actions, lawsuits, claims or proceedings, whether at law or in equity or in any arbitration or similar proceeding against or affecting the Towing Business, Towing or any of its properties, assets, operations or the Towing Business.  Towing is not a party or subject to or in default under any judgment, order, injunction or decree of any Governmental Entity or arbitration tribunal, and none of the properties or operations of the Towing Business is subject to or in default under any such judgment, order, injunction or decree.  There is no pending or, to the Knowledge of Towing, threatened investigation of or affecting Towing or any of its properties, assets or operations or the Towing Business by any Governmental Entity.

(b)                                 There is no pending, or to the Knowledge of Towing, threatened action, lawsuit, claim or proceeding, whether at law or in equity or in any arbitration or similar proceeding to which Towing is a party or subject that could reasonably be expected to adversely affect Towing’s performance of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

4.9                               Environmental Matters.

(a)                                 The operations of the Towing Business and Towing have been and, as of the Closing Date, will be, in compliance in all material respects with all Environmental Laws.

(b)                                 There are no past or present facts, conditions or circumstances that interfere with the conduct of the Towing Business in the manner now conducted or that interfere with continued compliance in all material respects with any Environmental Law.

(c)                                  Towing has obtained and will maintain in full force and effect all Permits required by Environment Laws, and has timely made and will timely make all filings, permit renewal applications, reports and notices required under applicable Environmental Law in connection with the operations of the Towing Business.

(d)                                 Towing is not the subject of any outstanding written agreements (including consent orders and settlement agreements) with any Governmental Entity or other Person imposing liability or obligations with respect to any environmental matter (excluding liability or obligations pursuant to unasserted claims under indemnification or similar provisions in agreements involving only non-Governmental Entities).

(e)                                  Towing has not received notice from any Governmental Entity or other Person (i) alleging, with respect to any such party, the violation of or liability under any Environmental Law related to the Towing Business or by Towing or (ii) requesting, with respect to related to the Towing Business or Towing, information with respect to an investigation pursuant to any Environmental Law.

(f)                                   There has been no Release of any Hazardous Material from or in connection with the Leased Real Property or any properties formerly owned or leased by Towing or related to the Towing Business.

(g)                                  There are no underground storage tanks (as defined by applicable underground storage tank regulations) or related pipes, pumps or other similar related equipment regardless of their use or purpose whether active or abandoned at the Leased Real Property.

(h)                                 Towing has provided true and complete copies of all Phase I environmental site assessment reports, Phase II reports, environmental or health and safety compliance reports, agreements, consent orders, consent decrees, pleadings, violation notices or other notices of liability related, in each case, to Environmental Laws or Hazardous Materials related to the Towing Business.

4.10                        Properties.

(a)                                 Section 4.10(b) of the Towing Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each real property leased, subleased, licensed or otherwise used (together with al Rights of Way (as defined below), plants, buildings, structures, installations, fixtures, fittings, improvements, betterments and additions situated thereon, all privileges and appurtenances thereto and all easements and rights-of-way used or useful in connection therewith, collectively, the “Leased Real Property”), by Towing, including all Real Property Leases relating thereto and all options that give the tenant the right, or require the tenant (upon any circumstances), to purchase any Leased Real Property.  With respect to Leased Real Property, such real property and buildings are held under valid and subsisting and enforceable Real Property Leases, free and clear of all Encumbrances, except for Permitted Encumbrances.

(b)                                 Section 4.10(c) of the Towing Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all leases and extensions, modifications, supplements and amendments thereto, granting to Towing possession of or rights to personal property.

(c)                                  Towing has not assigned any interest in, or subleased any parcel of Leased Real Property or its right under any Real Property Lease, and there are no uncured, material breaches or defaults by Towing or, to Knowledge of Towing, the landlords under such Real Property Leases.

(d)                                 Towing has such consents, easements, rights-of-way, Permits or licenses from each Person (collectively, “Rights-of-Way”) as are sufficient to conduct the Towing Business subject to the limitations contained in Section 4.10(e) of the Towing Disclosure Schedule.  Towing has fulfilled and performed all of its material obligations with respect to such Rights-of-Way and no event has occurred or is anticipated to occur that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in a default thereunder or any impairment of the rights of the holder of any such Rights-of-Way, and none of such Rights-of-Way contains any restriction that is materially burdensome to Towing.

4.11                        Condition and Sufficiency of Assets.  The Equipment and Improvements of Towing are in good operating condition and repair and adequate for the uses to which they are being put, except (i) for ordinary, routine maintenance and repairs and (ii) such other defects that do not materially impair the use of such assets in the ordinary course of business.  The assets reflected on the most recent balance sheet included in the Towing Financial Statements are sufficient for the operation of the Towing Business as conducted prior to the Execution Date.  All tangible and intangible properties and rights of Towing used in the operation of the Towing Business are owned and in the possession, or under the control, of Towing.

4.12                        Insurance.  Towing has not received any notice from any insurance company or agent of such insurer that (i) substantial capital improvements or other expenditures will have to be made in order to continue any insurance policy or instrument (an “Insurance Policy”) pursuant to which Towing is insured or (ii) such insurer has cancelled or terminated or has initiated procedures to cancel or terminate any Insurance Policy.  All such Insurance Policies are outstanding and duly in force in all material respects.  Towing is in compliance with the terms of all Insurance Policies in all material respects; and there are no claims by Towing under any such Insurance Policy as to which any insurance company is denying liability or defending under a reservation of rights clause.

4.13                        Tax Matters. Except as set forth on Section 4.13 of the Towing Disclosure Schedule:

(a)                                 Towing has complied in all material respects with all Laws relating to Taxes.  Towing has timely filed all Tax Returns required to be filed by Towing.  All such Tax Returns were true, correct, and complete in all material respects.  All Taxes due and payable by Towing have been timely paid.

(b)                                 The aggregate unpaid Taxes of Towing do not exceed the reserves for current Taxes (excluding any reserve established to reflect timing differences between book and Tax items) set forth on the Towing Financial Statements (without regard any notes thereto).

(c)                                  There are no Liens for Taxes on any assets of Towing (or the interests in Towing), other than statutory Liens for current taxes not yet due and payable.

(d)                                 Towing has timely and properly withheld (i) all required amounts from payments to its employees, agents, contractors, nonresidents, shareholders, lenders, and other Persons and (ii) all sales, use, ad valorem, and value added Taxes.  Towing timely remitted all withheld Taxes to the proper Governmental Entity in accordance with all applicable Laws.

(e)                                  Towing is not (and has never been) a member of any Affiliated Group.  Towing is not liable for Taxes of any other Person as a result of successor liability, transferee liability, joint or several liability (including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. Laws), contractual liability, or otherwise.  Towing does not have any contractual obligation to pay the amount of any Tax benefits or Tax refunds realized or received by Towing (or an amount in reference to any such Tax benefits or Tax refunds realized or received by Towing) to any former  interest holder(s) or other Person(s).

(f)                                   None of the Selling Members is a foreign person within the meaning of Code Section 1445.  Neither Purchaser nor Towing is required to withhold any amounts on payments provided for under this Agreement.

(g)                                  Neither the Company nor any Subsidiary of the Company is (or ever has been) a party to any arrangement relating to the sharing of Tax benefits or liabilities.

(h)                                 No audits or other legal proceedings are in progress, pending, or threatened with regard to any Taxes or Tax Returns of or with respect to, Towing.  Neither the Selling Members nor Towing has received in the past five (5) years a written notice from any Governmental Entity that Towing is required to pay Taxes or file Tax Returns in a jurisdiction in which Towing does not file Tax Returns or pays Taxes.

(i)                                     Neither the Selling Members nor Towing has a request for a private letter ruling, a request for administrative relief, a request for technical advice, a request for a change of any method of accounting, or any other request that is pending with any Governmental Entity that relates to the Taxes or Tax Returns of Towing.  No power of attorney granted by Towing with respect to any Taxes is currently in force.  Towing has not executed or filed with any Governmental Entity any agreement or other document extending or having the effect of extending the statute of limitations for assessment, collection or other imposition of any Tax.

(j)                                    Towing is not subject to a Tax holiday or Tax incentive or grant in any jurisdiction that will terminate (or be subject to a clawback or recapture) as a result of any transaction contemplated by this Agreement.

(k)                                 There is no Contract, agreement, plan or arrangement covering any employee or former employee or independent contractor or former independent contractor of Towing that, individually or collectively, could give rise to a (or already has resulted in a) payment or provision of any other benefit (including accelerated vesting) by Towing that could not be deductible by reason of Code Section 280G or could be subject to an excise tax under Code Section 4999 (in each case, determined without regard to the exceptions provided for in Code Section 280G(b)(5)).

(l)                                     Towing is not required to include an item of income, or exclude an item of deduction, for any period after the Closing Date as a result of (i) an installment sale transaction occurring on or before the Closing governed by Code Section 453 (or any similar provision of state, local or non-U.S. Laws); (ii) a transaction occurring on or before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local, or non-U.S. Laws); (iii) any prepaid amounts or advance payments received on or prior to the Closing Date; (iv) a change in method of accounting requested or occurring on or prior to the Closing Date; or (v) an agreement entered into with any Government Entity (including a “closing agreement” under Code Section 7121) on or prior to the Closing Date.  Towing has not made an election (including a protective election) pursuant to Code Section 108(i).

(m)                             Towing is not a party to any joint venture, partnership or other arrangement that could be treated as a partnership for federal income Tax purposes and Towing does not own any equity interest (or any interest treated as an equity interest for income Tax purposes) in any other Person.

(n)                                 In excess of ninety-five percent (95%) of Towing’s gross taxable income for the past three (3) years has been “qualifying income” within the meaning of Code Section 7704 and Treasury Regulation Section 1.7704—3.

(o)                                 Towing does not engage in (and has not engaged in) a trade or business in a country outside the United States.

(p)                                 Towing has not engaged in any transaction which (i) is a “reportable transaction” (ii) a “listed transaction” or (iii) a “significant purpose of which is the avoidance or evasion of United States federal income tax” within the meanings of Code Sections 6662, 6662A, 6011, 6012, 6111 or 6707A or Treasury Regulations promulgated thereunder or pursuant to notices or other guidance published by the Internal Revenue Service (or any similar provision of state, local or foreign Tax laws)

(q)                                 Towing does not use (and has not used within the past three years) the cash method of accounting.  Towing does not have any “long-term contracts” that are subject to a method of accounting provided for in Code Section 410.

4.14                        Employment and Benefits Matters.

(a)                                 Towing has delivered to Purchaser a complete and accurate list of all the employees  thereof and all the Independent Contractors, specifying whether they are employees thereof or Independent Contractors thereof, their position, the entity by which they are employed or to which they provide services, annual salary, hourly wages or consulting or other independent contractor fees, as applicable, and bonus opportunities, date of hire (or entry into an independent contractor agreement), work location, length of service, together with a notation next to the name of any Person on such lists who is subject to any Employment Agreement or Collective Bargaining Agreement with Towing.

(b)                                 Section 4.14(b) of the Towing Disclosure Schedule sets forth a complete and accurate list of each Employee Benefit Plan of Towing or any Affiliate or ERISA Affiliate of Towing (each, a “Towing Plan”).  True, correct and complete copies of each Towing Plan and any related documents, including all amendments thereto, have been furnished or made available to Purchaser.  There has also been furnished or made available to Purchaser, with respect to each such Towing Plan, if applicable, the most recent favorable determination or opinion letter issued by the Internal Revenue Service, the most recently filed report on Form 5500 (including all schedules and attachments) and the most recent actuarial report or valuation.

(c)                                  Section 4.14(c) of the Towing Disclosure Schedule sets forth a true and complete list of all Employment Agreements between Towing and any Person.

(d)                                 Neither Towing nor any Affiliate or ERISA Affiliate of Towing maintains or has maintained or has or has had an obligation to contribute to, or has any Liability to, based upon or arising out of, an Employee Benefit Plan that is (1) subject to Title IV of ERISA or the minimum funding requirements of Section 412 of the Code or Section 302 of ERISA, (2) a multiple employer plan described in Section 4063 of ERISA or Section 413(c) of the Code, (3) a multiemployer plan (as defined in Section 3(37) of ERISA) or (4) a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA).

(e)                                  The Towing Plans (A) are and have been maintained (in form and in operation) in all material respects in accordance with their terms and with the applicable provisions of ERISA, the Code and all other applicable Laws, (B) if intended to be qualified under Section 401(a) of the Code, (i) have received a favorable determination letter from the Internal Revenue Service, or are subject to an opinion letter, regarding such qualified status and (ii) have not, since receipt of the most recent favorable determination or opinion letter, been amended or operated in a way that would adversely affect their qualified status, (C) do not provide, and have not provided, any post-termination of employment health or life insurance benefits or coverage, except as required under COBRA (or similar state or local law), and (D) if they could be deemed “nonqualified deferred compensation arrangements” under Code Section 409A, have been operated in compliance with the applicable provisions of Code Section 409A and the regulations issued thereunder.  Towing is not required to pay, gross up or otherwise indemnify any individual for Taxes or penalties imposed under Code Section 409A or Code Section 4999.

(f)                                   Towing is, and has been, in compliance in all material respects with all applicable Laws relating to employment and employment practices, terms and conditions of employment, labor relations, wages, hours of work and overtime, worker classification, employment-related immigration and authorization to work in the United States, occupational safety and health, and privacy of health information.  There are no pending, or to the Knowledge of Towing, threatened grievance or arbitration demands or proceedings, whether or not filed pursuant to a Collective Bargaining Agreement, with respect to the Business or the Employees thereof.  To the Knowledge of Towing, all employees thereof are lawfully authorized to work in the United States according to federal immigration Laws.

(g)                                  With respect to certain labor matters: (i) Towing is not a party to, bound by, or in negotiations with respect to, any Collective Bargaining Agreement or other Contracts with any labor union or organization; (ii) Towing has not agreed to recognize any union or other collective bargaining representative; (iii) no union or other collective bargaining representative has been certified as the exclusive bargaining representative of any of the  thereof; and (iv) to the Knowledge of Towing, no union or other collective bargaining representative claims to be the exclusive bargaining representative of any of the employees thereof.  With respect to the

Business and the employees  thereof: (i) there are no current or, to the Knowledge of Towing, threatened organizational campaigns, petitions or other unionization activities and there have been no such any such activities within the past three (3) years that remain unresolved; (ii) there is no current, pending, or, to the Knowledge of Towing, threatened strikes, disputes, slowdowns, work stoppages or other labor controversies and there have been no such activities within the past three (3) years that remain unresolved; and (iii) there are no unfair labor practice complaints or any union representation questions or certification petitions pending before the National Labor Relations Board and there have been no such complaints, questions or petitions within the last three (3) years that remain unresolved.

(h)                                 All contributions or payments required to be made to or with respect to any Towing Plan have been timely made and all Liabilities with respect to any Towing Plan are properly reflected in the Financial Statements in accordance with GAAP.  There have been no material prohibited transactions (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Towing Plan.

(i)                                     There are no pending or, to the Knowledge of Towing, threatened actions, lawsuits, claims or legal or arbitral proceedings of any kind in any forum (other than routine claims for benefits under a Towing Plan) against, or with respect to, any of the Towing Plans or their assets or any Employment Agreement, nor is any such Towing Plan or any Employment Agreement under investigation or audit by any Governmental Entity, and there have not been any such proceedings in the last three (3) years that remain unresolved, and to the Knowledge of Towing, no basis therefor exists.

(j)                                    There are no pending or, to the Knowledge of Towing, threatened actions, lawsuits, claims, petitions, charges, investigations, complaints, proceedings, demands, or other legal or arbitral proceedings (other than routine qualification determination filings) of any kind in any forum by or on behalf of any current or former employee, applicant, person claiming to be an employee, or any classes of the foregoing, alleging or concerning a violation of, or compliance with, any Law relating to employment and employment practices, terms and conditions of employment, labor relations, wages, hours of work and overtime, worker classification, employment-related immigration and authorization to work in the United States, occupational safety and health, and privacy of health information, and there have been no such proceedings within the past three (3) years that remain unresolved, and to the Knowledge of Towing, no basis therefor exists.  There are no pending or, to the Knowledge of Towing, threatened actions, lawsuits, claims, petitions, charges, investigations, complaints, proceedings, demands, actions or other legal or arbitral proceeding (other than routine qualification determination filings) of any kind in any forum in which any current or former director, officer, employee or agent of Towing is or may be entitled to indemnification.  To the Knowledge of Towing, Towing has not, and is not required by Law to have, an affirmative action plan, and to the extent that Towing is obligated to develop and maintain an affirmative action plan, no claim, show cause notice, conciliation proceeding, sanction or debarment proceeding is pending with the Office of Federal Contract Compliance Programs or other Governmental Entity and no desk audit or onsite review is in progress with respect to any employee.  Towing has not had a “mass layoff” or “plant closing” within the meaning of the Workers Adjustment and Retraining Notification Act (“WARN”) or any comparable state Law within the last four (4) years for which there is any outstanding liability, and the transactions contemplated by this Agreement will not result in a “mass layoff” or “plant closing” within the meaning of WARN or any comparable state Law.

(k)                                 Towing has timely paid or made provision for payment of all accrued salaries, wages, commissions, bonuses, severance pay, vacation, sick, and other paid leave with respect to current or former employees or on account of employment.  No vacation, sick or other paid leave payment will be owed by Towing upon consummation of, or as a result of, the transactions contemplated by this Agreement, including as a result of the transactions contemplated by this Agreement in the event of the subsequent termination of employment.  No current or former employee or person claiming to be or have been an employee has a right to be recalled, reinstated, or restored to employment under any agreement, Law, or policy or practice of Towing or a Collective Bargaining Agreement.  Towing is not a party to, or otherwise bound by, any order, judgment, decree or settlement with respect to any current or former employee, the terms and conditions of employment, or the working conditions of any employee.

(l)                                     No act, omission or transaction has occurred and no condition exists with respect to any Towing Plan that has, will, or could result-in any Liability for which Purchaser could be responsible.

4.15                        Books and Records.  The minute books of Towing contain true and correct copies of all material actions taken at all meetings of the board of directors of Towing and all written consents executed in lieu of such meetings.  Complete copies of all such minute books for 2009, 2010 and 2011 and other records have been made available to outside counsel and other advisors to Purchaser.

4.16                        No Changes or Material Adverse Effects.

(a)                                 Since January 1, 2012, the Towing Business has been conducted in the ordinary course consistent with past practice.

(b)                                 Since January 1, 2012, there has not been any change, event or occurrence, that has had or would reasonably be expected to have a Towing Material Adverse Effect.

4.17                        Regulation.  Towing is not, nor will it be following the consummation of the transactions contemplated by this Agreement, an “investment company” or a company “controlled by” an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

4.18                        Energy Regulatory Matters.

(a)                                 No approval by FERC under the Interstate Commerce Act is required in connection with the execution and delivery of this Agreement by Towing or the consummation of the transactions contemplated hereby.

(b)                                 Except for general industry proceedings, including audits or reviews of individual companies arising from general industry proceedings, there are no pending or, to the Knowledge of Towing, threatened FERC administrative or regulatory proceedings to which Towing is a party.

(c)                                  No approval by any State Regulatory Authority is required in connection with the execution and delivery of this Agreement by Towing or the consummation of the transactions contemplated herein.

4.19                        Intellectual Property.  Towing owns or possesses adequate licenses or other valid rights to use all Intellectual Property used or held for use in connection with the Business as currently being conducted, and, to the Knowledge of Towing, there are no assertions or claims challenging the validity of any of such Intellectual Property that is owned by Towing.  The conduct of the Towing Business as currently conducted does not conflict with the Intellectual Property rights of any Person, and Towing has not received any notice or assertion of any such conflict.  To the Knowledge of Towing, no Person is materially infringing any Intellectual Property owned by or licensed by Towing.

4.20                        Customers and Suppliers.  Section 4.20 of the Towing Disclosure Schedule contains a true and complete list of (x) the ten (10) largest customers of Towing based on recognized revenues and (y) the ten (10) largest suppliers of goods or services to Towing based on payments made thereto by Towing, in each case during the three (3) most recent fiscal years.  No such customer has terminated or amended, nor has given notice to Towing (nor has Towing any Knowledge of) that it intends to terminate or amend, the terms or amount of services purchased from (or payments made to) Towing during the current fiscal year or following the consummation of the Closing.  Towing has not received any notice from any such supplier that such supplier intends to terminate its business relationship with Towing, nor does Towing have any Knowledge of any such intention that any such supplier intends to terminate its relationship with Towing.

4.21                        Bank Accounts.  Section 4.21 of the Towing Disclosure Schedule sets forth a true and complete list and description of each bank account used by Towing and the name of each Person authorized to make withdrawals or other transfers from each such account.

4.22                        Brokers’ Fees.  Neither Towing nor any of its officers, directors, members, managers or partners have employed any broker, finder or other person or incurred any liability for any advisory, brokerage, finder, success, deal completion or similar fees or commissions in connection with the transactions contemplated by this Agreement.

4.23                        Certain Business Relationships between Towing and its respective Affiliates.

(a)                                 Other than as set forth on Section 4.23(a) of the Towing Disclosure Schedule, no officer or partner of Towing, or any member of his immediate family, owns, directly or indirectly, or has an ownership interest, either of record, beneficially or equitably, in any business, corporate or otherwise, that is a party to, or in any property that is the subject of, any business arrangements or relationships of any kind that is material to the conduct of the Towing Business.

(b)                                 Section 4.23(b) of the Towing Disclosure Schedule sets forth a true and complete list of all Contracts between any employee, officer, director or shareholder of Towing, on the one hand, and Towing, on the other hand.

4.24        Status of Selling Members, Enforceability, Conflicts, Consents, Title.

(a)           Such Selling Member has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution and delivery by such Selling Member of this Agreement (and any other agreement to which such Selling Member is a party delivered in connection herewith), and the performance by such Selling Member of its obligations hereunder and thereunder, have been duly and validly authorized and approved by all necessary action on the part of such Selling Member.

(b)           This Agreement (and any other agreement to which such Selling Member is a party delivered in connection herewith), is binding upon, and enforceable against, such Selling Member in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws affecting creditors’ rights generally and by general principles of equity (whether in a proceeding at law or in equity).

(c)           Neither the execution or delivery of this Agreement (and any other agreement to which such Selling Member is a party delivered in connection herewith), by such Selling Member nor the performance by such Selling Member of its obligations under this Agreement or thereunder will conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, (i) any Contract or Permit to which such Selling Member is a party or is bound or any Law applicable to such Selling Member, or (ii) any applicable Law or Order.

(d)           No consent, approval, Permit, Order or authorization of, or registration, declaration or filing with any Authority is required to be obtained or made by or with respect to such Selling Member in connection with (i) the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or thereby, or (ii) the conduct of the Towing Business following the Closing other than those that may be required solely by reason of Purchaser’s (as opposed to any other third party’s) participation in the transactions contemplated hereby.

(e)           Such Selling Member is the record and beneficial owner of the Transferred Interests set forth on Schedule 4.24(e), free and clear of all Encumbrances of any kind.  Such Transferred Interests constitute the only equity interests in the Company owned by such Selling Member.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as disclosed in certain schedules to this Agreement, Purchaser represents and warrants to each Selling Member as of the date hereof:

5.1          Organization; Qualification.

(a)           Purchaser has been duly formed and is validly existing and in good standing under the applicable Law of its jurisdiction of formation with all requisite power and authority to own, lease or otherwise hold and operate its properties and assets and to carry on its business as presently conducted.

(b)           Purchaser has heretofore made available to the Representative complete and correct copies of its partnership agreement, limited liability company agreement, certificate of incorporation and by-laws, as applicable.

5.2          Authority; No Violation; Consents and Approvals.

(a)           Each Purchaser has all requisite power and authority to enter into this Agreement and to carry out its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance by each Purchaser of this Agreement and the consummation of the transactions contemplated hereby, have been duly authorized by all requisite action on the part of such Purchaser, and no other company, partnership or similar proceeding on the part of such Purchaser or any Affiliate thereof is necessary to consummate the transactions contemplated by this Agreement.

(b)           This Agreement has been duly executed and delivered by each Purchaser and, assuming the due authorization, execution and delivery hereof by the other Parties, constitutes a legal, valid and binding agreement of such Purchaser, enforceable against such Purchaser in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law)).

(c)           Neither the execution and delivery by each Purchaser of this Agreement, nor the consummation by each Purchaser of the transactions contemplated hereby, nor the performance by each Purchaser under this Agreement will (a) violate, conflict with or result in a breach of any provision of the partnership agreement, limited liability company agreement, certificate of incorporation and by-laws, as applicable; (b) require any Governmental Authorization, other than any Governmental Authorization that may be obtained after the Closing without penalty; (c) require any consent or approval of any counterparty to, or violate or result in any breach of or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, cancellation, amendment or acceleration of any obligation or the loss of any benefit under, any agreement, instrument, license, franchise or other obligation to which such Purchaser is a party or by or to which any of its properties are bound; (d) result in the creation of an Encumbrance upon or require the sale or give any Person the right to acquire any of the assets of such Purchaser, or restrict, hinder, impair or limit the ability of such Purchaser to carry on its businesses as and where its is being carried on prior to the execution of this Agreement; or (e) violate or conflict with any Law applicable to such Purchaser.

5.3          Brokers’ Fees.  Neither the Purchaser nor any of its officers, directors, managers, members or partners have employed any broker, finder or other person or incurred any liability on behalf of Purchaser for any advisory, brokerage, finder, success, deal completion or similar fees or commissions in connection with the transactions contemplated by this Agreement.

5.4          Legal Proceedings.  There are no pending, or, to the knowledge of Purchaser, threatened, actions, lawsuits, claims or proceedings, whether at law or in equity or in any arbitration or similar proceeding against or affecting Purchaser or any of its properties, assets, operations or business.  Purchaser is not a party to or subject to or in default under any judgment, order, injunction or decree of any Governmental Entity or arbitration tribunal, and none of the properties or operations of its business is subject to or in default under any such judgment, order, injunction or decree.  There is no pending or, to the knowledge of Purchaser, threatened investigation of or affecting Purchaser or any of its properties, assets or operations or its business by any Governmental Entity.

ARTICLE VI

ADDITIONAL AGREEMENTS, COVENANTS, RIGHTS AND OBLIGATIONS

6.1          [Intentionally Blank]

6.2          [Intentionally Blank]

6.3          Reasonable Efforts; Further Assurances.  The Parties agree that, from time to time after the Closing Date, each of them will execute and deliver, or cause to be executed and delivered, such instruments of assignment, transfer, conveyance, endorsement, direction or authorization as may be necessary to consummate and make effective the transactions contemplated by this Agreement.  After the Closing, the Parties shall use commercially reasonable efforts to obtain any approvals or consents or assist in any filings required in connection with the transactions contemplated by this Agreement that are requested by Purchaser and that have not been previously obtained or made.

6.4          [Intentionally Blank]

6.5          Expenses.  The Parties shall bear their respective costs and expenses, including Transaction Expenses of such Party.

6.6          Tax Matters.

(a)           Tax Related Indemnity Payments.

(i)            The Selling Members shall, jointly and severally, pay and indemnify Purchaser, Towing and all other Purchaser Indemnified Parties for all Indemnified Towing Taxes (and all related Damages).

(ii)           For the avoidance of doubt, the limitations set forth in Section 7.3(b) shall not apply to this Section 6.6(a).

(b)           Transfer Taxes.  All Transfer Taxes incurred in connection with the Transferred Interests shall be paid when due by the Selling Members, and Purchaser shall reimburse the Selling Members for one-half (1/2) of such Transfer Taxes.

(c)           Filing of Tax Returns.

(i)            The Selling Members, at their sole cost and expense, shall (i) prepare and timely file (or cause Towing to prepare and timely file) all Tax Returns of Towing due (after taking into account all appropriate extensions) on or prior to the Closing Date (the “Pre-Closing Tax Returns”); (ii) prepare and timely file (or cause Towing to prepare and timely file) the IRS Form 1065 (and any comparable state and local Tax Returns) of Towing for any Tax period ending on or prior to the Closing Date (the “Partnership Returns,” and collectively with the Pre-Closing Tax Returns, the “Seller Prepared Tax Returns”) and (iii) timely pay (or cause Towing to timely pay) all Taxes that are shown as payable with respect to Seller Prepared Returns.  All Seller Prepared Tax Returns shall be prepared in accordance with existing procedures, practices, and accounting methods of Towing and, to the extent applicable, the conventions provided for in accordance with Section 6.6(c)(iii).  Each Partnership Return due after the Closing Date shall be submitted to Purchaser for Purchaser’s review and approval at least thirty (30) days prior to the due date of such Partnership Return.  Purchaser shall cause Towing to file, in the form approved by Purchaser, all Partnership Returns prepared by the Selling Members and timely delivered to Purchaser in accordance with this Section 6.6(c)(i).

(ii)           Purchaser shall cause Towing to prepare and timely file all Tax Returns of Towing (other than the Partnership Returns) due after the Closing Date (the “Purchaser Prepared Returns”).  To the extent that a Purchaser Prepared Return relates solely to a Tax period ending on or before the Closing Date, such Tax Return shall be prepared on a basis consistent with existing procedures and practices and accounting methods, and, to the extent applicable, the conventions provided in Section 6.6(c)(iii), unless, as reasonably determined by Purchaser, such procedure, practice, accounting method or other contemplated treatment does not have sufficient legal support to avoid the imposition of penalties, in which case, such Purchaser Prepared Return shall be prepared in accordance with any good faith method determined by Purchaser.  Each Purchaser Prepared Return that shows an Indemnified Tax shall be submitted to the Representative for the Representative’s review and comment at least thirty (30) days prior to the due date of the Tax Return.  Purchaser shall incorporate any reasonable comments made by the Representative in the final Tax Return prior to filing.   No failure or delay of Purchaser in providing Purchaser Prepared Returns for the Representative’s review shall reduce or otherwise affect the obligations or liabilities of the Selling Members pursuant to this Agreement unless such failure or delay is the direct and proximate cause of any obligation or liability.

(iii)          The Selling Members and Purchaser agree with respect to certain Tax matters as follows:

(A)          to the extent permissible under applicable Laws, to elect to have each Tax year of Towing end as of the end of the Closing Date;

(B)          to treat all interest and other earnings on the Towing Escrow Amount as income of the Selling Members in accordance with the transition rule set forth in Proposed Treasury Regulation Section 1.468B-8(h)(2); and

(C)          unless otherwise required by applicable Law, to treat all indemnification payments under this Agreement paid by the Selling Members as adjustments to the Towing Consideration for all relevant Tax purposes.

(d)           Apportionment of Taxes.  For purposes of determining the amount of Taxes (or Tax refunds) that relate to a Tax period ending on or prior the Closing Date (or portion of any Straddle Period ending on or prior to the Closing Date), the Parties agree as follows:

(i)            In the case of property Taxes and other similar Taxes imposed on a periodic basis, the amount of Taxes (or Tax refunds) attributable to the portion of a Straddle Period ending on the Closing Date shall be determined by multiplying the Taxes (or Tax refund) for the entire Straddle Period by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.

(ii)           In the case of all other Taxes, the amount of Taxes (or Tax refunds) attributable to the portion of the Straddle Period ending on the Closing Date shall be determined as if a separate return was filed for the period ending as of the end of the day on the Closing Date using a “closing of the books methodology,” and the remaining amount of the Taxes (or Tax refunds); provided, however, that for purposes of clause (ii), exemptions, allowances, or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the mechanics set forth in clause (i) for periodic Taxes.

(iii)          All Taxes in the form of interest or penalties that relate to Taxes for any Pre-Closing Tax Period (or portion of any Straddle Period ending on the Closing Date) shall be treated as occurring in a Pre-Closing Tax Period (or the portion of the Straddle Period ending on the Closing Date) whether such items are incurred, accrued, assessed or similarly charged on, before or after the Closing Date.

(e)           Cooperation on Tax Matters.  Purchaser, Towing, the Representative and each Selling Member shall (and shall cause their respective Affiliates to) (i) assist in the preparation and timely filing of any Tax Return of the Towing; (ii) assist in any audit or other proceeding with respect to Taxes or Tax Returns of the Towing (whether or not a Tax Contest); (iii) make available any information, records, or other documents relating to any Taxes or Tax Returns of Towing; (iv) provide any information necessary or reasonably requested to allow Purchaser or Towing to comply with any information reporting or withholding requirements contained in the Code or other Laws; and (v) provide certificates or forms, and timely execute any Tax Return, that are necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax.

(f)            Tax Contests.

(i)            If any Governmental Entity issues to Towing (A) a written notice of its intent to audit or conduct another legal proceeding with respect to Taxes of Towing for any period ending on or before the Closing Date or (B) a written notice of deficiency for Taxes for any period ending on or before the Closing Date (a “Tax Claim”), Purchaser shall notify the Representative of its receipt of such communication from the Governmental Entity within thirty (30) days of receipt.  No failure or delay of Purchaser in the performance of the foregoing shall reduce or otherwise affect the obligations or liabilities of the Selling Members pursuant to this Agreement.

(ii)           Purchaser and Towing shall control any audit or other legal proceeding in respect of any Tax Return or Taxes of Towing (a “Tax Contest”); provided, however, that (A) the Representative, at the sole cost and expense of the Selling Members, shall have the right to participate in any such Tax Contest to the extent it relates to a period ending on or before the Closing Date and (B) Purchaser shall not allow Towing to settle or otherwise resolve any Tax Contest if such settlement or other resolution relates to Taxes for a period ending on or before the Closing Date without the permission of the Representative (which will not be unreasonably withheld, delayed, or conditioned).  Notwithstanding the foregoing, if any Tax Contest relates solely to Towing’s Partnership Returns and the adverse determination of such Tax Contest could not result in Towing (or any Purchaser Indemnified Party) incurring any income Taxes, the Representative, at the sole cost and expense of the Selling Members, shall have the right to control such Tax Contest; provided, however, that if the Representative elects to control such Tax Contest, (1) the Representative shall control such contest in good faith; (2) the Representative shall keep Purchaser reasonably informed regarding the status of such Tax Contest; (3) Purchaser shall have the right to participate, or cause Towing, to participate in such Tax Contest; and (4) the Representative shall not settle, resolve, or abandon (and shall not allow Towing to settle, resolve, or abandon) such Tax Contest without the prior written permission of Purchaser (which shall not be unreasonably withheld, conditioned, or delayed).

(g)           Tax Sharing Agreements.  The Selling Members agree that all agreements by and among Towing and other related parties with respect to the sharing of Taxes and Tax benefits shall be cancelled prior to the Closing Date such that Towing has no obligation thereunder.

6.7          Restrictive Legends.  Each Selling Member acknowledges and agrees that any certificate representing any NGL Units issued pursuant to the Call Agreement following the Closing shall bear the following restrictive legend:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.  THESE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE PARTNERSHIP THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OR THE SUBMISSION OF SUCH OTHER EVIDENCE SATISFACTORY TO THE PARTNERSHIP TO THE EFFECT THAT ANY SUCH TRANSFER SHALL NOT BE IN VIOLATION OF THE SECURITIES ACT.

6.8          Distribution Waiver.  As a condition precedent to the consummation of the transactions under the Call Agreement, and without any further action of the parties hereto, each holder of NGL Units issued pursuant to the Call Agreement (and any transferee thereof) shall be, with respect to such NGL Units, (i) deemed to have waived any right to receive any distribution declared and paid by NGL for the fiscal quarter of NGL ended December 31, 2012.

6.9          Securities Restrictions.  Each Selling Member agrees not to, directly or indirectly:

(a)           transfer any legal or beneficial interest in any NGL Units in violation of the Securities Act or any other applicable securities Law;

(b)           transfer any legal or beneficial interest in the NGL Units prior to March 31, 2013 unless the purchaser of such NGL Units agrees to be bound by a distribution waiver agreement that incorporates the provisions of Section 6.8 of this Agreement.

ARTICLE VII

INDEMNIFICATION

7.1          Survival.

(a)           The representations and warranties of the Selling Members contained in Sections 4.1(a), 4.2, 4.3, the second sentence of Section 4.10(a), Section 4.22 and 4.24 (collectively, together with the representations described in the next sentence, the “Fundamental Representations”) shall be continuing and shall survive the Closing without limitation.  The representations and warranties of Selling Members contained in Sections 4.6, 4.9, 4.13 and 4.14 shall be continuing and shall survive the Closing until thirty (30) days after the applicable statute of limitations (after giving effect to any waivers, extensions, tollings or mitigation thereof).  All other representations and warranties of Selling Members set forth in Article IV shall survive until the 12 month anniversary of the Closing Date.

(b)           The covenants and agreements of each Party shall survive the Closing without time limit except as otherwise provided herein.  All representations and warranties of Purchaser set forth in Article V shall terminate as of the Closing and shall be of no force and effect after the Closing Date.  Each applicable survival period in this Section 7.1 is referred to as the “Survival Period.”

7.2          [Intentionally Blank].

7.3          Selling Members Agreement to Indemnity.

(a)           Subject to the terms and conditions set forth herein, from and after the Closing, the Selling Members, jointly and severally, shall indemnify, defend and hold harmless the Purchaser Indemnified Parties from and against all Damages asserted against or incurred by any Purchaser Indemnified Party as a result of or arising out of or under:

(i)            a breach of any representation or warranty contained in Article IV, the Selling Members Disclosure Schedule or any other agreement delivered in connection herewith; provided, however, that solely for purposes of this Section 7.3(a)(i), in determining whether there has occurred a breach of any such representation or warranty, the provisions of such representations and warranties shall be read and interpreted as if the words “Material Adverse Effect,”“in all material respects” and other materiality qualifications were not contained therein;

(ii)           whether or not disclosed in this Agreement or on Schedule 4.24, any Liability of Towing related to any actual or alleged violation or Liability arising under any Environmental Laws, including, without limitation, any Release or threatened Release of Hazardous Substances occurring prior to or continuing as on the Closing Date, and any Environmental Claims arising out of events or circumstances occurring prior to or continuing on the Closing Date;

(iii)          any claim, action, suit or proceeding pending on the Closing Date, notwithstanding disclosure thereof in the Towing Disclosure Schedules or any subsequent claim, action, suit or proceeding arising out of relating to such pending matters or the operation of the Towing Business prior to Closing;

(iv)          any Unpaid Transaction Expenses;

(v)           any Indebtedness; and

(vi)          a breach of any of any Selling Member’s or Towing’s covenants and agreements contained in this Agreement or any other agreement delivered in connection herewith.

THIS INDEMNIFICATION IS EXPRESSLY INTENDED TO APPLY NOTWITHSTANDING ANY NEGLIGENCE (WHETHER SOLE, CONCURRENT, ACTIVE OR PASSIVE) OR OTHER FAULT OR STRICT LIABILITY ON THE PART OF ANY OF THE PURCHASER INDEMNIFIED PARTIES.

(b)           The obligation of the Selling Members to indemnify the Purchaser Indemnified Parties pursuant to Section 7.3(a) is subject to the following limitations:

(i)            In no event shall the Selling Members aggregate obligation to indemnify the Purchaser Indemnified Parties pursuant to Section 7.3(a)(i) exceed the Cap in the aggregate; provided, in no event shall the Cap be applicable to any breach of a Fundamental Selling Members Representation (which shall have a separate Cap equal to $43,000,000) or a claim for fraud or intentional misrepresentation (which shall have no limitation).

(ii)           The Selling Members shall have no obligation or liability under Section 7.3(a)(i) (A) for any Damage which, together with all related Damages, is less than $2,000 and (B) unless and until the aggregate amount of the Damages suffered by the Purchaser Indemnified Parties for which the Selling Members are obligated to indemnify the Purchaser Indemnified Parties under Section 7.3(a)(i) exceeds $150,000 (the “Deductible”); provided, however, that once the amount of such Damages suffered exceeds the Deductible, the Selling Members shall be obligated, jointly and severally, to indemnify the Purchaser Indemnified Parties only to the extent that such Damages exceed, and only in amounts that exceed, the Deductible; provided, further, in no event shall the Deductible be applicable to any breach of a Fundamental Selling Members Representation or a claim for fraud or intentional misrepresentation.

7.4          Purchaser’s Agreement to Indemnify.

(a)           Subject to the terms and conditions set forth herein, from and after the Closing, Purchaser shall indemnify, defend and hold harmless the Selling Members from and against all Damages asserted against or incurred by (or reasonably likely to be incurred by) any Selling Member as a result of or arising out of a breach of any of the Purchaser’s representations and warranties set forth in forth in Article V hereto and such covenants and agreements contained in this Agreement which are for the benefit of any Selling Member.

THIS INDEMNIFICATION IS EXPRESSLY INTENDED TO APPLY NOTWITHSTANDING ANY NEGLIGENCE (WHETHER SOLE, CONCURRENT, ACTIVE OR PASSIVE) OR OTHER FAULT OR STRICT LIABILITY ON THE PART OF ANY OF THE SELLER INDEMNIFIED PARTIES.

Purchaser shall be obligated to indemnify the Indemnified Parties pursuant to Section 7.3(a) only for those claims giving rise to Damages of the Indemnified Parties as to which an Indemnified Party has given Purchaser written notice prior to the end of the Survival Period, if any.  Any written notice delivered by a Indemnified Party to Purchaser with respect to Damages of the Indemnified Parties shall set forth with as much specificity as is reasonably practicable the basis of the claim for Damages of the Indemnified Parties and, to the extent reasonably practicable, a reasonable estimate of the amount thereof.

7.5          Indemnification Procedures.

(a)           Promptly after receipt by an Indemnified Party of notice of the commencement of any action, such Indemnified Party shall, if a claim in respect thereof is to be made against the Indemnifying Party under this Article VII, notify the Indemnifying Party in writing of the commencement thereof; but the omission so to notify the Indemnifying Party shall not relieve it from any liability which it may have to any Indemnified Party otherwise than under this Article VII.  In case any such action shall be brought against any Indemnified Party and it shall notify the Indemnifying Party of the commencement thereof, the Indemnifying Party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other Indemnifying Party similarly notified, to assume the defense thereof, with counsel satisfactory to such Indemnified Party (who shall not, except with the consent of the Indemnified Party, be counsel to the Indemnifying Party), and, after notice from the Indemnifying Party to such Indemnified Party of its election so to assume the defense thereof, the Indemnifying Party shall not thereafter have any right to contest the validity of the claim under this Agreement.  If the Indemnifying Party fails to notify the Indemnified Party within fifteen (15) days that the Indemnifying Party elects to defend the Indemnified Party pursuant to this Section 7.5, or if the Indemnifying Party elects to defend the Indemnified Party pursuant to this Section 7.5 but fails diligently to prosecute the proceedings related to such claim as herein provided or if the claim relates to Taxes of the Indemnified Party, then the Indemnified Party shall have the right to defend, at the sole cost and expense of the Indemnifying Party (if the Indemnified Party is entitled to indemnification hereunder), such claim by all appropriate proceedings.  No

Indemnifying Party shall, without the written consent of the Indemnified Party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought under this Article VII (whether or not the Indemnified Party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

(b)           In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder that does not involve a third-party claim, the Indemnified Party shall transmit to the Indemnifying Party a written notice (the “Indemnity Notice”) describing in reasonable detail the nature of the claim, an estimate of the amount of damages attributable to such claim to the extent feasible (which estimate shall not be conclusive of the final amount of such claim) and the basis of the Indemnified Party’s request for indemnification under this Agreement. If the Indemnifying Party does not notify the Indemnified Party within fifteen (15) days from its receipt of the Indemnity Notice that the Indemnifying Party disputes such claim, the claim specified by the Indemnified Party in the Indemnity Notice shall be deemed a liability of the Indemnifying Party hereunder.

(c)           In determining the amount of any Damages for which the Indemnified Party is entitled to indemnification under this Article VII, the gross amount of the indemnification will be reduced by (i) any insurance proceeds actually received by the Indemnified Party and (ii) all amounts actually recovered by the Indemnified Party under contractual indemnities from third Persons.

(d)           The date on which notification of a claim for indemnification is received as provided in Section 7.1 by the Indemnifying Party shall determine whether such claim is timely made.

(e)           To the extent there is any inconsistency between this Section 7.5 and Section 6.6(f) as to any Tax matter, Section 6.6(f) shall control.

7.6          Exclusive Remedies.

(a)           Except as provided in Section 8.3 and except with respect to claims or causes of action arising from fraud or willful misconduct, the Parties agree that, from and after the Closing, the sole and exclusive remedy of any Party or their respective Affiliates with respect to this Agreement or any other claims relating to the events giving rise to this Agreement and the transactions provided for herein or contemplated hereby shall be limited to the indemnification provisions set forth in this Article VII and in Section 6.6.

(b)           The Parties intend that the indemnification procedures and limitations contained in Section 7.3(b), Section 7.5 and Section 7.7 shall not apply to the indemnity obligations of the parties in Section 6.6.

7.7          Recourse.  Any claims for indemnification shall be paid in cash first, from the Escrow Account and thereafter, from the Selling Members.  The obligations of the Selling

Members under this Article VII shall be guaranteed by the Guarantor pursuant to the terms and conditions of the Seller Guaranty.  The obligations of the Selling Members hereunder shall be joint and several.

ARTICLE VIII

MISCELLANEOUS

8.1          Notices.  Any notice, request, instruction, correspondence or other document to be given hereunder by any party to another party (each, a “Notice”) shall be in writing and delivered in person or by courier service requiring acknowledgment of receipt of delivery or mailed by U.S. registered or certified mail, postage prepaid and return receipt requested, or by fax, as follows, provided that copies to be delivered below shall not be required for effective notice and shall not constitute notice:

If to the Representative or any Selling Member, addressed to:

c/o Jeff Kirby

Superior Crude Gathering, Inc.

P.O. Box 260784

Corpus Christi, TX 78426

with a copy, which shall not constitute notice, to:

Paul Kratzig

615 N. Upper Broadway, Suite 900

Corpus Christi, Texas 78401

Fax:  (361) 888-5366

Telephone:  (361) 888-5564

Email:  Paul@Kratzig.com

If to any Purchaser, addressed to:

NGL Energy Partners LP

6120 S. Yale, Suite 805

Tulsa, OK 74136

Attention:  H. Michael Krimbill

Fax:  (918) 492-0990

with copies, which shall not constitute notice, to:

Winston & Strawn LLP

35 W. Wacker Dr.

Chicago, Illinois 60601

Attention:  Gregory J. Bynan

Fax:  (312) 558-5700

Notice given by personal delivery, courier service or mail shall be effective upon actual receipt.  Notice given by fax shall be confirmed by appropriate answer back and shall be effective upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the recipient’s next Business Day after receipt if not received during the recipient’s normal business hours.  All Notices by fax shall be confirmed promptly after transmission in writing by certified mail or personal delivery.  Any party may change any address to which Notice is to be given to it by giving Notice as provided above of such change of address.

8.2          Governing Law; Jurisdiction; Waiver of Jury Trial.  To the maximum extent permitted by applicable Law, the provisions of this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws.  Each of the Parties irrevocably and unconditionally confirms and agrees (i) that it is and shall continue to be subject to the jurisdiction of the federal courts sitting in the State of Texas, and (ii)(A) to the extent that such Party is not otherwise subject to service of process in the State of Texas, to appoint and maintain an agent in the State of Texas as such Party’s agent for acceptance of legal process and notify the other Parties of the name and address of such agent, and (B) to the fullest extent permitted by Law, that service of process may also be made on such Party by prepaid certified mail with a proof of mailing receipt validated by the U.S. Postal Service constituting evidence of valid service, and that, to the fullest extent permitted by applicable Law, service made pursuant to (ii)(A) or (B) above shall have the same legal force and effect as if served upon such party personally within the State of Texas.  TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY (A) CONSENTS AND SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL OR STATE COURT LOCATED IN THE STATE OF TEXAS (THE “TEXAS COURTS”) FOR ANY ACTIONS, SUITS, OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (AND AGREES NOT TO COMMENCE ANY LITIGATION RELATING THERETO EXCEPT IN SUCH COURTS), (B) WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUCH LITIGATION IN THE TEXAS COURTS AND AGREES NOT TO PLEAD OR CLAIM IN ANY TEXAS COURT THAT SUCH LITIGATION BROUGHT THEREIN HAS BEEN BROUGHT IN ANY INCONVENIENT FORUM AND (C) ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

8.3          Entire Agreement; Amendments and Waivers.  This Agreement, the exhibits and schedules hereto constitute the entire agreement between and among the Parties pertaining to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, and there are no warranties, representations or other agreements between or among the Parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby.  No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the

Party to be bound thereby.  The failure of a Party to exercise any right or remedy shall not be deemed or constitute a waiver of such right or remedy in the future.  No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided.

8.4          Binding Effect and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.  Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Parties and their respective permitted successors and assigns, any rights, benefits or obligations hereunder, except as set forth in Article VII.  No Party hereto may assign, transfer, dispose of or otherwise alienate this Agreement or any of its rights, interests or obligations under this Agreement (whether by operation of Law or otherwise), provided, however, that Purchaser may assign or transfer all or any part of its rights and obligations under this Agreement (a) to any Person that is wholly-owned, directly or indirectly, by Purchaser or is an Affiliate of Purchaser or (b) to any Person to whom Purchaser sells all or substantially all the Transferred Interests; provided further, that at any time Purchaser may collaterally assign its rights hereunder to any Person or Persons providing financing to Purchaser in connection with the transactions contemplated hereby.  Any attempted assignment, transfer, disposition or alienation in violation of this Agreement shall be null, void and ineffective.

8.5          Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective only to the extent of such invalidity or unenforceability without rendering invalid or unenforceable such term or provision as to any other jurisdiction or any of the remaining terms and provisions of this Agreement in that or any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

8.6          Counterparts.  This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one instrument.

ARTICLE IX

REPRESENTATIVE

9.1          Appointment.  Each Selling Member hereby irrevocably make, constitute and appoint the Representative as their agent and representative for all purposes under this Agreement.  In the event of the death, resignation or incapacity of the Representative, each Selling Member shall promptly designate another individual to act as their representative under this Agreement so that at all times there will be a Representative with the authority provided in this Article IX.  Such successor Representative shall be designated by each Selling Member by an instrument in writing signed by each Selling Member (or their successors in interest), and such appointment shall become effective as to the successor Representative when such instrument shall have been delivered to him or her and a copy thereof delivered to Purchaser.

9.2          Authorization.  Each Selling Member hereby authorizes the Representative, on their behalf and in their name, to:

(a)           Receive all notices or documents given or to be given thereto by the Purchaser pursuant hereto or in connection herewith and to receive and accept service of legal process in connection with any suit or proceeding arising under this Agreement;

(b)           Receive the consideration hereunder and forward such amount to such Selling Member;

(c)           Deliver to Purchaser at the Closing all certificates and documents to be delivered to Purchaser pursuant to this Agreement, together with any other certificates and documents and deposited with the Representative for such purpose;

(d)           Engage counsel, and such accountants and other advisors and incur such other expenses on behalf of the Selling Members in connection with this Agreement and the transactions contemplated hereby as the Representative may deem appropriate; and

(e)           Take such action as the Representative may deem appropriate in respect of:

(i)            waiving any inaccuracies in the representations or warranties of Purchaser contained in this Agreement or in any document delivered by Purchaser pursuant hereto;

(ii)           waiving the fulfillment of any of the conditions precedent to such Selling Member’s obligations hereunder;

(iii)          taking such other action as the Representative is authorized to take under this Agreement;

(iv)          receiving all documents or certificates and making all determinations, on behalf of such Selling Member’s, required under this Agreement;

(v)           all such other matters as the Representative may deem necessary or appropriate to consummate this Agreement and the transactions contemplated hereby; and

(vi)          taking all such action as may be necessary after the Closing Date to carry out any of the transactions contemplated by this Agreement.

9.3          Irrevocable Appointment.  The appointment of the Representative hereunder is irrevocable and any action taken by the Representative pursuant to the authority granted in this Article IX shall be effective and absolutely binding on each Selling Member, except for actions taken by the Representative which are in bad faith or grossly negligent.

9.4          Resignation.  The Representative may resign at any time by giving notice to each Selling Member, and such resignation shall be effective upon the appointment and qualification of a successor.  The Representative may be discharged, and replaced by another person to act as his or her successor, by an instrument in writing signed by the Selling Members.

9.5          Purchaser’s Reliance.  Purchaser shall not be obliged to inquire into the authority of the Representative, and Purchaser shall be fully protected in dealing with the Representative in good faith.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Sale Agreement to be signed by their respective officers hereunto duly authorized, all as of the Execution Date.

HIGH SIERRA TRANSPORTATION, LLC

By:	/s/ David Kehoe
Name:	David Kehoe
Title:	Chief Operating Officer

/s/ Jeff Kirby
Jeff Kirby

/s/ James E. Rudellat
James E. Rudellat

/s/ Jane G. Helm
Jane G. Helm

REPRESENTATIVE

/s/ Jeff Kirby
Jeff Kirby

Signature Page to Sale Agreement